SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

FOR IMMEDIATE RELEASE - São Paulo, August 14, 2019 – Gafisa S.A. (B3: GFSA3; OTC: GFASY), a leading Brazilian homebuilder focused on the upper-middle and high-income segments, announced today its operational and financial results for the second quarter of 2019 ended June 30, 2019.

GAFISA ANNOUNCES
2Q19 RESULTS

Conference Call

August 16, 2019

► 11:00 a.m. Brasília time

In Portuguese

+55 (11) 3137-8076 (Brazil)

Code: Gafisa

► 10:00 a.m. US EST

In English (simultaneous translation from Portuguese)

+1 786 209-1795 (USA)

Code: Gafisa

Webcast: www.gafisa.com.br/ri

Replay:

+55 (11) 3137-8031

Portuguese: 8875| #270

English: 8876| #732

Shares

GFSA3 – B3

GFASY – OTC

Total outstanding shares: 71,031,876[1]

Average Daily Traded Volume (2Q19):

2,088,185 shares.

(1) including 3,331,542 treasury shares.

120 days building the New Gafisa

We assumed management of the Company at the end of March this year. Since then, we have been working diligently to deliver quality results in the context of the real estate market upturn in Brazil while adhering to guidelines set by shareholders and the Board of Directors:

Capitalization: (i) The first tranche of capital increase was concluded by issuing 26,273,962 new shares and raising R$132 million; (ii) The Board of Directors is discussing the second tranche of capital increase; (iii) The Company’s valuation study to support offer pricing is underway and; (iv) Proposal to raise up to US$150 million, which can be placed in the domestic or international market, was approved at the Extraordinary Shareholders’ Meeting on April 23, 2019.

Management: We are (i) hiring a new team of executives with broad experience in the real estate market and; (ii) horizontalizing management by bringing in innovative, young-minded new talent as well as by integrating teams and divisions.

Governance: New members with a great deal of experience in the turnaround process have been elected to form the Board of Directors. Management-supporting committees were maintained.

Operational: (i) After capitalization, construction work resumed at an appropriate pace, ensuring all projects are executed in line with  Gafisa’s high quality standards; (ii) the sales division is being restructured; (iii) measures were adopted to generate liquidity of court deposits; (iv) hired consulting firm Falconi to review processes and optimize expenditures in the short-term.

Quality: The annual quality audit concluded with the recommendation that certificates be maintained. This evidences that the Company successfully complies with all regulations, laws, and standards while ensuring the quality of its products and services. In addition, Gafisa continues apt to observe the financial institution’s requirements.

Financial: (i) Operational and financial liabilities are being renegotiated and rescheduled; (ii) projects launched by holding migrate to SPEs in order to enable fundraising via SFH (Brazilian Housing System), ensuring that the Company balance sheet is structured in accordance with the best and most transparent practices in the sector.

Strategic: The company has hired Bain & Company to develop a medium and long-term strategic plan that combines strategic and tactical actions.

In the international scenario, the relisting process at the New York Stock Exchange (NYSE) has been analyzed, concluding that we strive to provide greater visibility to the Company and access to new markets.

This 120-day period involved hard work, dedication, discipline, and transparency. We are greatly pleased to report that the Company is breaking new grounds throughout its entire ecosystem. These results reflect that we are heading in the right direction—and position us to broaden our horizons. Although an arduous journey, we possess the energy and resources necessary to achieve our goals.

Roberto Luz Portella

Chief Executive Officer, Chief Financial and Investor Relations Officer

OPERATIONAL RESULTS

Table 1 – Operational Performance (R$ 000)

	2Q19	1Q19	Q/Q (%)	2Q18	Y/Y (%)	6M19	6M18	Y/Y (%)
Launches	-	-	-	399,875	-100.0%	-	538,590	-100.0%
Gross Sales	87,893	91,270	-3.7%	405,858	-78.3%	179,163	699,318	-74.4%
Dissolutions	(31,672)	(41,363)	-23.4%	(59,912)	-47.1%	(73,035)	(117,614)	-37.9%
Pre-sales	56,221	49,907	12.7%	345,946	-83.7%	106,128	581,704	-81.8%
Speed of Sales (SoS)	5.0%	4.3%	0.7 p.p.	19.9%	-14.9 p.p.	9.1%	17.2%	-8.1 p.p.
Delivered PSV	91,317	80,079	14.0%	300,991	-69.7%	171,396	300,991	-43.1%

Table 2 – Financial Performance (R$ 000)

	2Q19	1Q19	Q/Q (%)	2Q18[6]	Y/Y (%)	6M19	6M18[6]	Y/Y (%)
Net Revenue	99,659	95,421	4.4%	281,930	-64.7%	195,080	515,878	-62.2%
Adjusted Gross Profit¹	48,862	17,764	175.1%	108,768	-55.1%	66,626	170,309	-60.9%
Adjusted Gross Margin¹	49.0%	18.6%	30.4 p.p.	38.6%	10.4 p.p.	34.2%	33.0%	1.2 p.p.
Adjusted EBITDA²	13,923	(23,006)	-160.5%	33,566	-58.5%	(9,083)	39,217	-123.2%
Adjusted EBITDA Margin²	14.0%	-24.1%	38.1 p.p.	11.9%	2.1 p.p.	-4.7%	7.6%	-12.3 p.p.
Net Income	(12,724)	(46,354)	-72.6%	(24,957)	-49.0%	(59,078)	(78,475)	-24.7%
Revenue Backlog	506,418	533,503	-5.1%	701,634	-27.8%	506,418	701,634	-27.8%
Backlog Results3 4	177,847	193,016	-7.9%	262,828	-32.3%	177,847	262,828	-32.3%
Backlog Results Margin4 5	35.1%	36.2%	-1.1 p.p.	37.5%	-2.4 p.p.	35.1%	37.5%	-2.4 p.p.
Net Debt	587,898	727,104	-19.1%	751,873	-21.8%	587,898	751,873	-21.8%
Cash and Cash Equivalents[5]	182,817	63,068	189.9%	212,897	-14.1%	182,817	212,897	-14.1%
Equity + Minority Shareholders	575,353	449,455	28.0%	887,913	-35.2%	575,353	887,913	-35.2%
(Net Debt, – Proj. Fin.) / (Equity + Minority)	21.9%	51.1%	-29.2 p.p.	17.7%	4.2 p.p.	21.9%	17.7%	4.2 p.p.

¹ Adjusted by capitalized interest.

² Adjusted by capitalized interest with stock option plan (non-cash) and minority shareholders.

³ Backlog results net of PIS/COFINS taxes (3.65%), excluding the impact of the PVA (Present Value Adjustment) method according to Law No. 11.638.

4 Backlog results comprise the projects restricted by a condition precedent.

5 Cash and cash-equivalents and marketable securities.

6 Restatement due to the adoption of IFRS 15 and IFRS 9.

Launches

During the first half of the year, Gafisa concentrated on the sales process and inventory monetization. Our current focus is on regaining market and consumer confidence, ensuring the economic feasibility of projects, and restoring delivery schedules before resuming launch cycle.

Sales

Gross sales totaled R$87.9 million in 2Q19, down 3.7% q-o-q and 78.3% y-o-y. The y-o-y variation is due to a higher volume of launches during the second quarter of 2018 (R$400 million) besides the Company’s restructuring process, which also affected sales performance in the first half.

In the first 6 months of 2019, gross sales totaled R$179.2 million.

Dissolutions reached R$31.7 million in 2Q19, 23.4% lower than in 1Q19, despite higher a delivered PSV volume of 14%. Year-on-year, dissolutions tumbled 47.1%. Our task force is in charge of negotiations to customers, aiming to consolidate a downward trend of dissolution volume.

The graph below shows the evolution of dissolution volume over the past 2 years, evidencing a consistent downward trend.

                                   ¹ Reflects year-to-date.

Net pre-sales totaled R$56.2 million in 2Q19, 12.7% higher than in 1Q19. In 6M19, net pre-sales came to R$106.1 million.

Sales Over Supply (SoS)

SoS was 5.0% in 2Q19, 70 bps higher than in 1Q19.

Inventory (Property for Sale)

Inventory at market value totaled R$1.063 billion in 2Q19, down 5.4% q-o-q.

Table 3 - Inventory at Market Value 1Q19 x 2Q19 (R$ 000)

	Inventories 1Q19	Launches	Dissolutions	Gross Sales	Adjustments¹	Inventories 2Q19	Q/Q(%)
São Paulo	917,439	-	22,144	(76,916)	(3,111)	859,554	-6.3%
Rio de Janeiro	136,453	-	4,511	(6,433)	3,665	138,196	1.3%
Other Markets	69,681	-	5,018	(4,544)	(5,216)	64,939	-6.8%
Total	1,123,573	-	31,672	(87,893)	(4,663)	1,062,689	-5.4%

¹ Adjustments in the period reflect the updates related to the project scope, launch date, and pricing.

Inventory turnover LTM increased from 21 months in 1Q19 to 38 months in 2Q19 due to lower sales volume in the last 4 quarters.

Approximately 68% of inventory is composed of residential units located in the state of São Paulo, which have higher liquidity than commercial and residential units in other regions. We are poised to seize opportunities that develop with Brazil’s economic upswing, positioning us to recover the level of inventory turnover LTM historically recorded.

Table 4 – Inventory at Market Value – Financial Progress – POC - (R$ 000)

	Not Initiated	Up to 30% built	30% to 70% built	More than 70% built	Finished Units	Total 2Q19
São Paulo	-	-	461,800	150,456	247,299	859,554
Rio de Janeiro	-	-	-	-	138,196	138,196
Other Markets	-	-	13,201	-	51,737	64,939
Total	-	-	475,001	150,456	437,232	1,062,689

*  % POC does not necessarily reveal the status of construction works, but the project’s financial progress.

Table 5 - Inventory at Market Value– Commercial x Residential Breakdown (R$ 000)

GFSA Inventory %	Residential	Commercial	Total
São Paulo	721,448	138,107	859,554
Rio de Janeiro	31,065	107,131	138,196
Others	64,939	-	64,939
Total	817,451	245,238	1,062,689

Delivered Projects and Transfer

In 2Q19, Gafisa delivered the project Choice Santo Amaro, totaling 227 units, net of swap, with a PSV totaling R$91.3 million, net of brokerage. Currently, Gafisa manages the construction of 13 projects, and work on 4 more projects will start this year. All projects will be delivered in accordance with Gafisa quality standards.

Table 6 – Deliveries

Project	Delivery Date	Launch Date	Location	% Share	Units 100%¹	PSV R$000²
Like Aclimação	Feb/19	Mar/16	São Paulo/SP	100%	136	80,079
Choice Santo Amaro	May/19	Jun/16	São Paulo/SP	100%	227	91,317
Total 2Q19					227	91,317
Total 2019					363	171,396

¹ Number of units corresponding to a 100% share in projects, net of swaps;

² PSV = Potential Sales Value of units, net of brokerage and swap.

The PSV transferred in 2Q19 totaled R$44.2 million, down 31.8% q-o-q. This decline appears because an approximate PSV of R$239 million was delivered in 4Q18 (Hermann Jr, Barra Vista, and Scena Alto da Lapa), while the transfer occurred in 1Q19. By contrast, in 6M19, only 2 projects were delivered, totaling R$171.4 million: the project Choice Santo Amaro, with an approximate PSV of R$91.3 million, delivered at the end of May and with higher transfer volume foreseen for the third quarter of 2019.

In the first 6 months of 2019, PSV transferred totaled R$109 million, down 45.4% from 6M18.

Table 7 – Transfer and Delivery - (R$ 000)

	2Q19	1Q19	Q/Q (%)	2Q18	Y/Y (%)	6M19	6M18	Y/Y (%)
PSV Transferred¹	44,202	64,821	-31.8%	140,505	-68.5%	109,023	199,503	-45.4%
Delivered Projects	1	1	0.0%	5	-80.0%	2	5	-60.0%
Delivery Units²	227	136	66.9%	1,025	-77.9%	363	1,025	-64.6%
Delivered PSV³	91,317	80,079	14.0%	300,991	-69.7%	171,396	300,991	-43.1%

      ¹ PSV transferred refers to the effective cash inflow from units transferred to financial institutions;

² Number of units corresponding to a 100% share in projects, net of swaps;

³ PSV = Potential Sales Value of units, net of brokerage and swap.

Landbank

With an estimated PSV of R$3.81 billion, the Company’s landbank represents 33 projects/phases, totaling 6,751 units. Approximately 70% of land was acquired through swaps, most of it located in the city of São Paulo.

Table 8 - Landbank (R$ 000)

	PSV (% Gafisa) ¹	% Swap Total ²	% Swap Units	% Swap Financial	Potential Units (% Gafisa) ³	Potential Units Total
São Paulo	2,470,906	79.8%	71.6%	8.2%	4,947	5,307
Rio de Janeiro	748,745	60.1%	60.1%	0.0%	755	892
Others	594,327	30.0%	30.0%	0.0%	1,050	1,320
Total	3,813,979	69.8%	66.2%	3.6%	6,751	7,519

¹ The PSV (% Gafisa) reported is net of swap and brokerage fee.

² The swap percentage is measured compared to the historical cost of land acquisition.

³ Potential units are net of swap and refer to the Gafisa’s and/or its partners’ interest in the project.

Table 9 – Changes in the Landbank (2Q19 x 1Q19 - R$ 000)

	Initial Landbank	Land Acquisition	Launches	Dissolutions	Adjustments	Final Landbank
São Paulo	2,486,753	-	-	-	(15,847)	2,470,906
Rio de Janeiro	748,745	-	-	-	-	748,745
Others	594,327	-	-	-	-	594,327
Total	3,829,825	-	-	-	(15,847)	3,813,979

* The amounts reported are net swap and brokerage.

FINANCIAL RESULTS

Revenue

Net revenue totaled R$99.7 million in 2Q19, up 4.4% from 1Q19, driven by higher net pre-sales volume and the cancelation of suspension clause related to project Scena Tatuapé, launched in 3Q18, generated R$15.5 million in revenue this quarter.

Table 10 – Revenue Recognition (R$ 000)

	2Q19				2Q18
Launches	Pre-Sales	% Sales	Revenue	% Revenue	Pre-Sales	% Sales	Revenue¹	% Revenue
2018	-2,276	-4.0%	21,630	21.7%	232,403	67.2%	68,242	24.2%
2017	1,658	3.0%	12,650	12.7%	20,777	6.0%	9,918	3.5%
2016	33,694	59.9%	44,403	44.5%	24,171	7.0%	25,034	8.9%
2015	19,696	35.0%	22,583	22.7%	33,323	9.6%	148,275	52.6%
<2014	3,449	6.1%	(1,606)	-1.6%	35,271	10.2%	30,461	10.8%
Total	56,221	100%	99,659	100.0%	345,946	100%	281,930	100.0%

¹Restatement due to the adoption of IFRS 15 and IFRS 9.

Gross Profit & Margin

Gafisa’s adjusted gross profit came to R$48.9 million in 2Q19 versus R$17.8 million in 1Q19 and R$108.8 million in 2Q18.

The adjusted gross margin stood at 49.0%, up 3040 bps from 1Q19. Note that this significant increase q-o-q is mainly due to the sale of units with higher margin and a review of 2 landbank projects, which resulted in a reversal of impairment of referred landbank in the amount of R$16.7 million.

Table 11 – Gross Margin (R$ 000)

	2Q19	1Q19	Q/Q(%)	2Q18²	Y/Y (%)	6M19	6M18²	Y/Y (%)
Net Revenue	99,659	95,421	4.4%	281,930	-64.7%	195,080	515,878	-62.2%
Gross Profit	36,971	6,447	473.5%	77,226	-52.1%	43,418	102,495	-57.6%
Gross Margin	37.1%	6.8%	30,3 p.p.	27.4%	9.7 p.p.	22.3%	19.9%	2.4 p.p.
(-) Financial Costs	(11,891)	(11,317)	5.1%	(31,542)	-62.3%	(23,208)	(67,814)	-65.8%
Adjusted Gross Profit ¹	48,862	17,764	175.1%	108,768	-55.1%	66,626	170,309	-60.9%
Adjusted Gross Margin ¹	49.0%	18.6%	30.4 p.p.	38.6%	10.4 p.p.	34.2%	33.0%	1.2 p.p.

¹ Adjusted by capitalized interests.

² Restatement due to the adoption of IFRS 15 and IFRS 9.

Selling, General and Administrative Expenses (SG&A)

In 2Q19, selling, general and administrative expenses totaled R$14.4 million, 70.7% below 2Q18.

As a result of the new Gafisa’s due diligence policy and its new, effective structural model, selling expenses tumbled 53.7% to R$3.0 million from 1Q19, mainly reflecting lower marketing, condominium, and IPTU (Urban Property Tax) expenses. In 6M19, selling expenses fell to R$9.5 million, 81.8% lower than the same period last year.

General and administrative expenses totaled R$11.3 million, down 45.6% from 2Q18 due to (i) a R$5.2 million reduction in headcount y-o-y; (ii) a review of services and IT agreements that saved approximately R$1.1 million; and (iii) the relocation of our headquarters, which reduced rental and condominium expenses by nearly 30%. The variation quarter-on-quarter is explained by a reversal of provision of stock options (approximately R$2.5 million) in 1Q19.

Table 12 – SG&A Expenses (R$ 000)

	2Q19	1Q19	Q/Q(%)	2Q18	Y/Y (%)	6M19	6M18	Y/Y (%)
Selling Expenses	(3,011)	(6,502)	-53.7%	(28,110)	-89.3%	(9,513)	(52,389)	-81.8%
G&A Expenses	(11,340)	(7,900)	43.5%	(20,845)	-45.6%	(19,240)	(39,541)	-51.3%
Total SG&A Expenses	(14,351)	(14,402)	-0.4%	(48,955)	-70.7%	(28,753)	(91,930)	-68.7%

Other Operating Income/Expenses came to R$23.6 million in 2Q19, up 33.4% from 2Q18 due to a 49.5% increase in litigation expenses y-o-y.

It is worth noting that this provision is diffuse, with key contingencies deriving from i) delayed construction of previous projects and; ii) defects in building units delivered between 2010 and 2012. All legal proceedings have been audited, and a policy of settlements has been elaborated to clear obligations and reduce Company liability.

Table 13 – Other Operating Income/Expenses (R$ 000)

	2Q19	1Q19	Q/Q(%)	2Q18	Y/Y (%)	6M19	6M18	Y/Y (%)
Litigation Expenses	(23,544)	(22,225)	5.9%	(15,747)	49.5%	(45,769)	(27,523)	66.3%
Other	(98)	(1)	9,700%	(1,972)	-95.0%	(99)	(2,401)	-95.9%
Total	(23,642)	(22,226)	6.4%	(17,719)	33.4%	(45,868)	(29,924)	53.3%

Adjusted EBITDA

Adjusted EBITDA totaled R$13.9 million in 2Q19 versus a negative R$23 million in 1Q19.

Table 14 – Adjusted EBITDA (R$ 000)

	2Q19	1Q19	Q/Q(%)	2Q18²	Y/Y (%)	6M19	6M18²	Y/Y (%)
Net Income (Loss)	(12,724)	(46,354)	-72.6%	(24,957)	-49.0%	(59,078)	(78,475)	-24.7%
(+) Financial Results	10,469	9,959	5.1%	19,082	-45.1%	20,428	39,032	-47.7%
(+) Income Tax / Social Contribution	309	404	-23.5%	1,432	-78.4%	713	1,664	-57.2%
(+) Depreciation and Amortization	4,143	4,373	-5.3%	5,140	-19.4%	8,516	9,125	-6.7%
(+) Capitalized Interest	11,891	11,317	5.1%	31,542	-62.3%	23,208	67,814	-65.8%
(+) Expenses w/ Stock Option Plan	(412)	(2,460)	-83.3%	1,369	-130.1%	(2,872)	1,278	-324.7%
(+) Minority Shareholders	247	(245)	-200.8%	(42)	-688.1%	2	(1,221)	-100.2%
Adjusted EBITDA¹	13,923	(23,006)	-160.5%	33,566	-58.5%	(9,083)	39,217	-123.2%

¹ Adjusted by capitalized interests, with stock option plan (non-cash) and minority shareholders.

² Restatement due to the adoption of IFRS 15 and IFRS 9.

Financial Results

In 2Q19, financial results totaled R$5.4 million, up 59.6% and 43.7% from 1Q19 and 2Q18, respectively, reflecting a higher balance of cash and cash equivalents q-o-q and more prudent investments compared to the previous year.

Financial expenses declined 30.6% to R$15.8 million in 2Q19 due to lower interest rates on funding in view of a lower level of indebtedness y-o-y.

In 2Q19, the net financial result was negative at approximately R$10.5 million versus a net loss of R$10.0 million in 1Q19 and R$19.1 million in 2Q18.

Net Result

2Q19 recorded a negative adjusted net result of R$12.7 million compared to a net loss of R$46.4 million and R$24.9 million in 1Q19 and 2Q18, respectively, already reflecting the efficiency gains of actions implemented by our new management.

Table 15 – Net Result (R$ 000)

	2Q19	1Q19	Q/Q(%)	2Q18³	Y/Y (%)	6M19	6M18³	Y/Y (%)
Net Result	99,659	95,421	4.4%	281,930	-64.7%	195,080	515,878	-62.2%
Gross Result	36,971	6,447	473.5%	77,226	-52.1%	43,418	102,495	-57.6%
Gross Margin	37.1%	6.8%	30.3 p.p.	27.4%	9.7 p.p.	22.3%	19.9%	2.4 p.p.
(-) Financial Cost	(11,891)	(11,317)	5.1%	(31,542)	-62.3%	(23,208)	(67,814)	-65.8%
Adjusted Gross Result¹	48,862	17,764	175.1%	108,768	-55.1%	66,626	170,309	-60.9%
Adjusted Gross Margin¹	49.0%	18.6%	30.4 p.p.	38.6%	10.4 p.p.	34.2%	33.0%	1.2 p.p.
Adjusted EBITDA²	13,923	(23,006)	-160.5%	33,566	-58.5%	(9,083)	39,217	-123.2%
Adjusted EBITDA Margin²	14.0%	-24.1%	38.1 p.p.	11.9%	2.1 p.p.	-4.7%	7.6%	-12.3 p.p.
Net Result	(12,724)	(46,354)	-72.6%	(24,957)	-49.0%	(59,078)	(78,475)	-24.7%

1 Adjusted by capitalized interests.

2 Adjusted by capitalized interests, with stock option plan (non-cash) and minority shareholders.

³ Restatement due to the adoption of IFRS 15 and IFRS 9.

Revenue Backlog and Results

In 2Q19, the balance of revenue backlog according to the PoC method totaled R$177.8 million, with a margin of 35.1% to be recognized.

Table 16 – Backlog Results (REF) (R$ 000)

	2Q19	1Q19	Q/Q(%)	2Q18	Y/Y (%)
Revenue Backlog	506,418	533,503	-5.1%	701,634	-27.8%
Backlog Costs (units sold)	(328,571)	(340,487)	-3.5%	(438,806)	-25.1%
Backlog Results	177,847	193,016	-7.9%	262,828	-32.3%
Backlog Margin	35.1%	36.2%	-1.1 p.p.	37.5%	-2.4 p.p.

Notes: Backlog results net of PIS/COFINS taxes  (3.65%) and excluding the impact of PVA (Present Value Adjustment) method according to  Law No. 11.638.

Backlog results comprise the projects restricted by a condition precedent.

‘

BALANCE SHEET

Cash and Cash Equivalents and Marketable Securities

On June 30, 2019, cash and cash equivalents and marketable securities totaled R$182.8 million.

Receivables

At the end of 2Q19, total accounts receivable totaled R$1.09 billion, down 5.1% from 1Q19. Of this amount, an estimated R$474.8 million is expected to be paid in 2019, which will account for a significant portion of the Company’s new balance sheet.

Table 17 – Total Receivables (R$ 000)

	2Q19	1Q19	Q/Q(%)	2Q18¹	Y/Y (%)
Receivables from developments – Backlog	525,602	553,713	-5.1%	728,214	-27.8%
Receivables from PoC - ST (on balance sheet)	449,356	475,820	-5.6%	562,072	-20.1%
Receivables from PoC - LT (on balance sheet)	116,835	120,614	-3.1%	195,199	-40.1%
Total	1,091,793	1,150,147	-5.1%	1,485,485	-26.5%

¹ Restatement due to the adoption of IFRS 15 and IFRS 9.

Notes: ST – Short term | LT- Long term | PoC – Percentage of Completion Method.

Receivables from developments: Accounts receivable not yet recognized according to PoC and BRGAAP.

Receivables from PoC: Accounts receivable already recognized according to PoC and BRGAAP.

Table 18 – Receivables Schedule (R$ 000)

	Total	2019	2020	2021	2022	2023 – and after
Receivables Backlog	525,602	232,969	172,374	110,957	2,460	6,842
Receivables from PoC	566,191	241,854	218,021	97,839	2,237	6,240
Total	1,091,793	474,823	390,395	208,796	4,697	13,082

Cash Generation

The Company ended the second quarter of 2019 with a positive cash generation of R$6.9 million, excluding the effect of a R$132.3 million capital increase. It is worth mentioning that this was the third consecutive quarter of cash generation, a result of disciplined expense management.

Table 19 – Cash Generation (R$ 000)

	4Q18	1Q19	2Q19
Availabilities [1]	137,160	63,068	182,817
Change in Availabilities (1)	(57,285)	(74,092)	119,749
Total Debt + Investors Obligations	889,413	790,172	770,715
Change in Total Debt + Investors Obligations (2)	(70,931)	(99,241)	(19,457)
Capital Increase (3)	-	-	132,266
Cash Generation in the Period (1) - (2) - (3)	13,646	25,149	6,940
Final Accumulated Cash Generation²	(45,583)	25,149	32,089

                         ¹ Cash and cash equivalents and marketable securities.

                         ² Reflects year-to-date.

‘

Liquidity

In 2Q19, Net Debt/Shareholders’ Equity ratio stood at 102.2%, an effect not only of the R$132.3 million capital increase but also due diligence with respect to the Company’s funds. Excluding project finance, the Net Debt/Shareholders’ Equity ratio stood at 21.9%.

Net debt in 2Q19 totaled R$587.9 million, down 21.8% y-o-y.

Table 20 – Debt and Investor Obligations (R$ 000)

	2Q19	1Q19	Q/Q(%)	2Q18	Y/Y (%)
Debentures – Working Capital (A)	245,086	249,242	-1.7%	223,663	9.6%
Project Financing SFH – (B)	461,640	497,307	-7.2%	594,917	-22.4%
Working Capital (C)	54,376	43,623	24.6%	146,190	-62.8%
Other Operations (D)	9,613	-	-	-	-
Total Debt (A)+(B)+(C)= (E)	770,715	790,172	-2.5%	964,770	-20.1%
Cash and Availabilities ¹ (F)	182,817	63,068	189.9%	212,897	-14.1%
Net Debt (E)-(F) = (G)	587,898	727,104	-19.1%	751,873	-21.8%
Equity + Minority Shareholders (H)	575,353	449,455	28.0%	887,913	-35.2%
(Net Debt) / (Equity) (G)/(H) = (I)	102.2%	161.8%	-59.6 p.p.	84.7%	17.5 p.p.
(Net Debt – Proj. Fin.) / Equity ((G)-(B))/(H) = (J)	21.9%	51.1%	-29.2 p.p.	17.7%	4.2 p.p.

¹ Cash and cash equivalents and marketable securities.

The Company ended 2Q19 with R$266.4 million indebtedness due this year, or 34.6% of total debt. On June 30, 2019, the consolidated debt average cost was 1150% bps or 179.7% of CDI.

We also emphasize that during 2Q19, the Company amortized nearly R$53.6 million of the principal balance of our contracted debt.

Table 21 – Debt Maturity (R$ 000)

	Average cost (p.a.)	Total	Until Dec/19	Until Dec/20	Until Dec/21	Until Dec/22
Debentures – Working Capital (A)	CDI + 3% / CDI + 3.75% / CDI + 5.25% / IPCA + 8.37%	245,086	41,387	160,468	41,644	1,587
Project Financing SFH (B)	TR + 8.30% a 14.19% / 12.87% / 143% CDI	461,640	225,020	174,315	62,305	-
Working Capital (C)	135% CDI / CDI + 2.5% / CDI + 3.70% / CDI + 4.25% / 19.56%	54,376	11	2,116	48,489	3,760
Other Operations (D)		9,613	9,613	-	-	-
Total Debt (A)+(B)+(C) = (E)		770,715	266,418	336,899	152,438	5,347
% of Total Maturity per period			34.6%	43.7%	19.8%	0.7%
Project debt maturing as % of total debt (B)/ (E)			84.5%	51.7%	40.9%	0.0%
Corporate debt maturing as % of total debt ((A)+(C))/ (E)			19.1%	48.3%	59.1%	100.0%
Ratio Corporate Debt / Mortgage	40% / 60%

São Paulo, August 14, 2019

Alphaville Urbanismo SA released its results for the second quarter of 2019.

Financial Results

In 2Q19, net revenue came to R$21 million and net loss totaled R$232 million.

	2Q19	2Q18	2Q19 vs. 2Q18	6M19	6M18	6M19 vs 6M18
Net Revenue	21	20	5%	-2	106	-102%
Net Income	-232	-198	17%	-417	-290	44%

It is worth mentioning that Gafisa discontinued recognizing its share in future losses after reducing the accounting balance of its 30% stake in Alphaville's share capital to 0.

For further information, please contact our Investor Relations team at ri@alphaville.com.br or +55 11 3038-7131.

‘

Consolidated Income Statement

	2Q19	1Q19	Q/Q (%)	2Q18¹	Y/Y (%)	6M19	6M18¹	Y/Y (%)
Net Revenue	99,659	95,421	4.4%	281,930	-64.7%	195,080	515,878	-62.2%
Operating Costs	(62,688)	(88,974)	-29.5%	(204,704)	-69.4%	(151,662)	(413,383)	-63.3%
Gross Profit	36,971	6,447	473.5%	77,226	-52.1%	43,418	102,495	-57.6%
Gross Margin	37.1%	6.8%	30.3 p.p.	27.4%	9.7 p.p.	22.3%	19.9%	2.4 p.p.
Operating Expenses	(38,670)	(42,683)	-9.4%	(81,711)	-52.7%	(81,353)	(141,495)	-42.5%
Selling Expenses	(3,011)	(6,502)	-53.7%	(28,110)	-89.3%	(9,513)	(52,389)	-81.8%
General and Administrative Expenses	(11,340)	(7,900)	43.5%	(20,845)	-45.6%	(19,240)	(39,541)	-51.3%
Other Operating Revenue/Expenses	(23,642)	(22,226)	6.4%	(17,719)	33.4%	(45,868)	(29,924)	53.3%
Depreciation and Amortization	(4,143)	(4,373)	-5.3%	(5,140)	-19.4%	(8,516)	(9,125)	-6.7%
Equity Income	3,466	(1,682)	-306.1%	(9,897)	-135.0%	1,784	(10,516)	-117.0%
Operational Result	(1,699)	(36,236)	-95.3%	(4,485)	-62.1%	(37,935)	(39,000)	-2.7%
Financial Income	5,369	3,365	59.6%	3,737	43.7%	8,734	9,081	-3.8%
Financial Expenses	(15,838)	(13,324)	18.9%	(22,819)	-30.6%	(29,162)	(48,113)	-39.4%
Net Income Before Taxes on Income	(12,168)	(46,195)	-73.7%	(23,567)	-48.4%	(58,363)	(78,032)	-25.2%
Income Tax and Social Contribution	(309)	(404)	-23.5%	(1,432)	-78.4%	(713)	(1,664)	-57.2%
Net Income After Taxes on Income	(12,477)	(46,599)	-73.2%	(24,999)	-50.1%	(59,076)	(79,696)	-25.9%
Minority Shareholders	247	(245)	-200.8%	(42)	-688.1%	2	(1,221)	-100.2%
Net Income	(12,724)	(46,354)	-72.6%	(24,957)	-49.0%	(59,078)	(78,475)	-24.7%

¹ Restatement due to the adoption of IFRS 15 and IFRS 9.

‘

Consolidated Balance Sheet

	2Q19	1Q19	Q/Q (%)	2Q18¹	Y/Y (%)
Current Assets
Cash and Cash equivalents	11,373	12,402	-8.3%	14,161	-19.7%
Securities	171,444	50,666	238.4%	198,736	-13.7%
Receivables from clients	449,356	475,820	-5.6%	472,539	-4.9%
Properties for sale	807,992	819,458	-1.4%	892,101	-9.4%
Other accounts receivable	133,061	107,370	23.9%	104,086	27.8%
Prepaid expenses and other	2,318	2,466	-6.0%	4,125	-43.8%
Land for sale	38,681	38,682	0.0%	34,212	13.1%
Subtotal	1,614,225	1,506,864	7.1%	1,719,960	-6.1%

Long-term Assets
Receivables from clients	116,835	120,614	-3.1%	195,199	-40.1%
Properties for sale	218,616	228,228	-4.2%	370,192	-40.9%
Other	125,705	123,755	1.6%	114,656	9.6%
Subtotal	461,156	472,597	-2.4%	680,047	-32.2%
Intangible. Property and Equipment	29,344	32,270	-9.1%	41,011	-28.4%
Investments	302,797	309,668	-2.2%	466,987	-35.2%

Total Assets	2,407,522	2,321,399	3.7%	2,908,005	-17.2%

Current Liabilities
Loans and financing	332,693	307,555	8.2%	255,144	30.4%
Debentures	170,955	133,636	27.9%	21,875	681.5%
Obligations for purchase of land advances from customers	96,979	114,237	-15.1%	148,536	-34.7%
Material and service suppliers	161,722	115,114	40.5%	94,632	70.9%
Taxes and contributions	60,359	57,445	5.1%	55,554	8.6%
Other	372,617	436,573	-14.6%	344,033	8.3%
Subtotal	1,195,325	1,164,560	2.6%	919,774	30.0%

Long-term liabilities
Loans and financings	192,936	233,375	-17.3%	485,963	-60.3%
Debentures	74,131	115,606	-35.9%	201,788	-63.3%
Obligations for Purchase of Land and advances from customers	157,582	153,947	2.4%	182,723	-13.8%
Deferred taxes	49,372	49,372	0.0%	74,473	-33.7%
Provision for Contingencies	119,559	103,604	15.4%	90,516	32.1%
Other	43,264	51,480	-16.0%	64,855	-33.3%
Subtotal	636,844	707,384	-10.0%	1,100,318	-42.1%

Shareholders’ Equity
Shareholders’ Equity	573,554	448,179	28.0%	885,291	-35.5%
Minority Interest	1,799	1,276	41.0%	2,622	-31.4%
Subtotal	575,353	449,455	28.0%	887,913	-35.2%
Total liabilities and Shareholders’ Equity	2,407,522	2,321,399	3.7%	2,908,005	-17.2%

¹ Restatement due to the adoption of IFRS 15 and IFRS 9.

‘

Consolidated Cash Flow

	2Q19	2Q18¹	6M19	6M18¹
Net Income (Loss) before taxes	(14.443)	(23.569)	(60.638)	(78.032)
Expenses/revenues that do not impact working capital	1.983	30.173	(670)	17.687
Depreciation and amortization	4.143	5.140	8.516	9.125
Impairment	(17.011)	(16.061)	(28.219)	(25.237)
Expense with stock option plan	(412)	1.369	(2.872)	1.278
Unrealized interest and fees, Net	2.882	3.563	3.086	7.344
Equity Income	(3.466)	9.899	(1.784)	10.516
Provision for guarantee	(1.444)	(2.459)	(1.782)	(3.293)
Provision for contingencies	13.305	15.306	35.530	26.833
Profit Sharing provision	500	1.273	500	2.504
Provision (reversal) for doubtful accounts	6.075	12.142	(12.464)	(11.363)
Gain / Loss of financial instruments	-	1	-	(20)
Provision for fine due to construction work delay	(2.589)	-	(1.181)	-
Clients	24.187	(61.143)	86.500	(92.202)
Properties held for sale	38.090	61.555	130.479	161.167
Other accounts receivable	(14.100)	(7.117)	(24.095)	(11.626)
Prepaid expenses and deferred sale selling expenses	148	1.011	350	1.410
Obligations on land property acquisitions	(13.623)	53.569	(54.871)	22.425
Taxes and contributions	2.914	3.538	3.082	9.124
Suppliers	36.815	(3.450)	37.138	(3.340)
Payroll, charges, and provision for bonuses	(786)	(129)	(1.820)	365
Other accounts payable	(46.393)	(12.967)	(142.994)	(42.767)
Related party operations	7.429	(3.188)	18.280	(8.457)
Taxes paid	(309)	(1.432)	(713)	(1.664)
Cash used in operating activities	21.912	36.851	(9.972)	(25.910)
Investment Activities				-
Acquisition of properties and equipment	(5.674)	(5.146)	(6.017)	(9.514)
Capital contribution to parent company	-	(1.781)	-	(2.280)
Redemption of securities, collaterals, and credits	(29.322)	196.157	48.134	666.060
Investment in marketable securities and restricted credits	(94.173)	(213.609)	(117.438)	(745.861)
Cash used in investment activities	(129.169)	(24.379)	(72.604)	(91.595)
Funding Activities			-	-
Related party contributions	-	-	-	-
Increase in Addition of loans and financing	29.078	158.392	51.787	210.330
Amortization of loans and financing	(51.417)	(180.653)	(173.571)	(357.802)
Assignment of credit receivables, Net	-	-	-	-
Loan operations	(9.400)	296	(9.358)	(155)
Sale of treasury shares	-	-	148	-
Cash used in financing activities/ discontinued	-	-	-	-
Proceeds from sale of treasury shares	5.702	-	60.374	-
Capital Increase	132.265	-	132.265	167
Subscription and payment of common shares	-	-	-	250.599
Net cash from financing activities	106.228	(21.965)	61.645	103.139
Beginning of the period	12.402	23.654	32.304	28.527
End of the period	11.373	14.161	11.373	14.161
Increase (decrease) in cash and cash equivalents	(1.029)	(9.493)	(20.931)	(14.366)

¹ Restatement due to the adoption of IFRS 15 and IFRS 9.

‘

 This release contains forward-looking statements about business prospects, estimates for operating and financial results, and Gafisa’s growth prospects. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy, and the industry, among other factors; therefore, they are subject to change without prior notice.

IR Contacts

Telephone: +55 11 3025-9242 / 9474

E-mail: ri@gafisa.com.br

IR Website: www.gafisa.com.br/ri

Media Relations

Fato Relevante

Alcides Ferreira

alcides.ferreira@agenciafr.com.br

+55 11 2337-2086

+55 11 96169-2731

Edson Gushiken

edson.gushiken@agenciafr.com.br

+55 11 98171-5774

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 14, 2019

Gafisa S.A.

By:	/s/ Roberto Portella
Name: Roberto Portella Title: Chief Executive Officer